UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                             Emergisoft Holding, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, $.001 par value per share
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   29100D 10 9
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                                 (CUSIP Number)

                                    Dan Witte
                 Chief Operating Officer/Chief Financial Officer
                            Emergisoft Holding, Inc.
                                  2225 Avenue J
                             Arlington, Texas 76006
                                  (817) 633-6665
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   May 25, 2001
-------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

Check the following box if a fee is being paid with the statement  o.

Note: Schedules filed in proper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

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
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Berlwood V, L.P.
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      o
         (b)      o                        N/A

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------

3        SEC USE ONLY


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-------- -----------------------------------------------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)

                  00
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                           N/A
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-------- -----------------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Texas
-------- -----------------------------------------------------------------------------------------------------------
-------------------- ------ ----------------------------------------------------------------------------------------

                     7      SOLE VOTING POWER

                                     0

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
 REPORTING PERSON
       WITH
                     ------ ----------------------------------------------------------------------------------------
                     ------ ----------------------------------------------------------------------------------------

                     8      SHARED VOTING POWER

                                     30,941,739
                     ------ ----------------------------------------------------------------------------------------
                     ------ ----------------------------------------------------------------------------------------

                     9      SOLE DISPOSITIVE POWER

                                     15,767,550
                     ------ ----------------------------------------------------------------------------------------
                     ------ ----------------------------------------------------------------------------------------

                     10     SHARED DISPOSITIVE POWER

                                     0
-------------------- ------ ----------------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  15,767,550
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                  U*
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  32.3%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)

                  PN
-------- -----------------------------------------------------------------------------------------------------------





         *Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Berlwood V, L.P. that it is the beneficial owner of any of the Common Stock listed on Section 8 above referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended ( the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

                  This statement on Schedule 13D relates to the Common Stock of Emergisoft Holding, Inc., a Nevada corporation ("Emergisoft" or "Issuer"). The principal executive offices of Emergisoft are located at 2225 Avenue J, Arlington, Texas 76006.

Item 2.  Identity and Background.

         (a)-(c) The name of the limited partnership filing this statement is Berlwood V, L.P., a Texas limited partnership ("Berlwood"). The address of the principal executive offices of Berlwood is 1201 North Watson Road, Suite 100, Arlington, Texas 76006. Berlwood's principal business is the management of investments. The general partner of Berlwood is Berlwood Three, L.L.C., a Texas limited liability with its principal business office at 1201 North Watson Road, Suite 100, Arlington, Texas 76006. Set forth on Schedule A is the name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of the officers of the general partner of Berlwood, as of the date hereof.

         (d) Neither Berlwood, nor its General Partner, nor to Berlwood's best knowledge, during the last five years, has any person named on Schedule A hereto been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

         (e) Neither Berlwood, nor its General Partner, nor to Berlwood's best knowledge, any person named on Schedule A hereto, during the last five (5) years, has a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to an Agreement and Plan of Merger, dated as of March 28, 2001 (the "Merger Agreement"), among Issuer, a wholly owned subsidiary of Issuer ("Sub") and Emergisoft Holding, Inc., a Delaware corporation ("Emergisoft Delaware"), Sub merged with and into Emergisoft Delaware and Emergisoft Delaware remained a wholly owned subsidiary of Issuer (such events constituting the "Merger"). Once the Merger was consummated, Sub ceased to exist as a corporation and all of the business, assets, liabilities and obligations of Sub were merged into Emergisoft Delaware with Emergisoft Delaware remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the outstanding shares of Emergisoft Delaware common stock were converted into an aggregate of 46,235,085 shares of Issuer common stock. Berlwood received 15,767,550 shares of Issuer's common stock pursuant to the Merger. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

Item 4.  Purpose of Transaction.

                  As described in item 3 above, this statement relates to the Merger of Emergisoft Delaware with and into Sub in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Sub ceased to exist and Emergisoft Delaware continued as the surviving corporation and as a wholly owned subsidiary of Issuer. Holders of outstanding Emergisoft Delaware common stock received in exchange for the shares of Emergisoft Delaware common stock held by them an aggregate of 46,235,085 shares of Issuer common stock.

         (a) Berlwood may, from time to time, acquire additional shares of Issuer for investment purposes.

         (b) Berlwood has no present plans or proposals for an extraordinary corporate transaction of Issuer or any of Issuer's subsidiaries.

         (c) Berlwood has no present plans or proposals involving the sale or transfer of a material amount of assets of Issuer or any of its subsidiaries.

         (d) Immediately prior to the consummation of the Merger, Lionel Drage, the sole officer and director of Issuer elected Richard Manley as sole director of Issuer and resigned. Richard Manley elected the following individuals
                  as  directors  of  issuer:  Ash  Huzenlaub,   Kenna Bridgmon,
                  Dan Witte, Cameron Ware, Ronald Hellstern and Jason Sear. The Board of Directors of the Issuer will be comprised of no more than nine members. The new officers of Issuer are:
                  Richard Manley, Chairman of the Board, Chief Executive Officer and President; Dan Witte, Vice President - Finance, Chief Financial Officer and Chief Operating Officer;
                  James L. Williams, Chief Technology Officer and Chief Information Officer; Kenna Bridgmon, Vice President - Client Services; Ron Hellstern, Vice President - Medical Affairs; and Joe S. Eppes, Vice President - Administration and Secretary.

         (e) Other than as a result of the Merger described in Item 3 above, Berlwood has no present plans or proposals for material changes in the present capitalization or dividend policy of Issuer.

         (f) Berlwood has no present plans or proposals for material changes in Issuer's business or corporate structure.

         (g) Berlwood has no present plans or proposals for changes in Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person.

         (h) Berlwood has no present plans or proposals for causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) Berlwood has no present plans or proposals for a class of securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Berlwood has not present plans or proposals for any actions similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As a result of the Stockholders Agreement described below, Berlwood may be deemed to be the beneficial owner of at least 30,941,739 shares of Issuer common stock, for which Berlwood has shared voting power. Such Issuer common stock constitutes approximately 63.3% of the issued and outstanding shares of Issuer common stock. Berlwood has sole disposition power with respect to only 15,765,550 shares, constituting approximately 32.3% of the issued and outstanding shares of Issuer's common stock. Schedule B sets forth the applicable information required by Item 2 with respect to each of the Shareholders (as defined below) with whom the power to vote is shared.

         (c)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with Berlwood's purchase of the common stock of Emergisoft Delaware in December 2000, Berlwood and each of the individuals or entities named on Schedule B, each a shareholder of Emergisoft Delaware (collectively, the "Shareholders"), executed (or later became a "Permitted Assignee" of an executing shareholder) with Emergisoft Delaware an Agreement Among Stockholders, dated as of December 8, 2000, by and among Emergisoft Delaware, Woodcrest Capital, LLC, a Texas limited liability company ("Woodcrest") and Berlwood (the "Stockholders Agreement").

                  Pursuant to the Stockholders Agreement, the Shareholders irrevocably appointed Berlwood as the Shareholders' lawful attorney and proxy. Such proxy gives Berlwood the limited right to vote each of the 15,174,189 shares of Issuer's common stock beneficially owned by the Shareholders only for the following limited purposes: (a) to elect one director that Berlwood and/or its Permitted Transferees are entitled to elect pursuant to the Stockholders Agreement; (b) to remove a director elected by Berlwood and/or its Permitted Transferees; and (c) to fill any vacancy on the Board of Directors resulting from the removal, resignation or death of a director elected by Berlwood and/or its Permitted Transferees. The shared voting power with the Shareholders relates to the same 15,174,189 shares of Issuer common stock (the "Shares"). The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                  Pursuant to the Stockholders Agreement, Berlwood irrevocably appointed the Shareholders as Berlwood's lawful attorneys and proxies. Such proxies give the Shareholders the limited right to vote each of Berlwood's 15,767,550 shares of common stock beneficially owned by the Shareholders only for the following limited purposes: (a) to elect one director that Woodcrest and/or its Permitted Transferees are entitled to elect pursuant to the Stockholders Agreement; (b) to remove a director elected by Woodcrest and/or its Permitted Transferees; and (c) to fill any vacancy on the Board of Directors resulting from the removal, resignation or death of a director elected by Woodcrest and/or its Permitted Transferees. The shared voting power with the Shareholders relates to the same 15,767,550 shares of Issuer common stock.

                  The Shareholders and Berlwood may vote their own shares on all other matters. The Stockholder Agreement continues in effect for the benefit of Berlwood and/or its Permitted Transferees (the "Berlwood Beneficiaries") or Woodcrest and/or its Permitted Transferees (the "Woodcrest Beneficiaries") until such time as the Berlwood Beneficiaries or the Woodcrest Beneficiaries, as applicable, hold less than a five percent (5%) interest in the issued and outstanding common stock of Issuer.

                  Other than the Stockholders Agreement, to the best knowledge of Berlwood, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                  The following documents are filed as exhibits:

                  1. Agreement and Plan of Merger, dated as of March 28, 2001, by and among Pierce International Discovery, Inc., EMS Acquisition Corp., and Emergisoft Holding, Inc.
                           (filed as Exhibit 2.2 to Issuer's Form 8-K filed on and included herein by reference).

                  *2. Agreement Among Stockholders, dated as of December 8, 2000, by and among Berlwood, Emergisoft Delaware, and Woodcrest Capital, L.L.C.

*Filed herewith.






                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   June 4, 2001

                                                     BERLWOOD V, L.P.

                                                By:      Berlwood Three, L.L.C.
                                                         General Partner

                                                     By: /s/ Linda Thomas
                                                         ----------------
                                                     Name: Linda Thomas
                                                     Title:   Manager





                                   SCHEDULE A

                     Officers of General Partner of Berlwood



     Name and Address              Principal Occupation             Citizenship

Linda Thomas                          Corporate Officer                   US
1201 N. Watson Road, Suite 145
Arlington, Texas  76006







                                   SCHEDULE B



--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
      Name and Address of Shareholders           Shares             Warrant              Shareholders' Principal        Citizenship
                                                                                                Occupation
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
James A. Ryffel                                 8,634,658              0             Principal of Woodcrest                 US
3113 S. University, Suite 600
Fort Worth, Texas 76109
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
Douglas Miller                                  1,219,982              0             Principal of Woodcrest                 US
c/o Woodcrest Capital, LLC
3113 South University Drive, 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
Ash Huzenlaub                                   1,329,549              0             Principal of Woodcrest                 US
3113 South University Drive, 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
The Miller's Children Trust                      600,000               0             N/A                                    US
c/o Hampton W. Miller, Jr.
2119 US Highway 80 East, #107
Mesquite, Texas  75150
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
The Ryffel's Children Trust                     2,200,000              0             N/A                                    N/A
c/o Laura Ryffel Banken
3113 S. University Dr., 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
The Ashco Family Trust                           40,000                0             N/A                                    N/A
c/o Ash Huzenlaub
Woodcrest Capital, LLC
3113 South University Drive, 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
Sheri T. Miller                                 1,150,000              0             N/A                                    US
c/o Laura Ryffel Banken
3113 S. University Dr., 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
Woodcrest Capital, LLC                              0               462,355          N/A                                    N/A
3113 South University Drive, 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
                                       Total   15,174,189
--------------------------------------------- -------------- ----------------------- --------------------------------- -------------
